Exhibit 99.1

July 14,2020

The Manager- Listing

National Stock Exchange of lndia Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WlT)

Dear Sir/Madam,

Sub: Press release

Pursuant to regulation 30(6) of the Securities and Exchange Board of lndia (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking you,

For Wipro Limited

M Sanaulla Khan Company Secretary
ENCL: As above

Wipro to acquire lVlA Serviços de lnformática Ltda, a specialized lT Services provider to Financial Services, Retail and Manufacturing sectors in Brazil

Bangalore, lndia and Fortaleza, Brazil: July 14, 2020 - Wipro Limited (NYSE: WlT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, signed an agreement to acquire Brazil based lVlA Serviços de lnformática Ltda.

lVlA is headquartered in the Northeast of Brazil, with offices in Fortaleza-Ceará, Recife-Pernambuco and Natal-Rio Grande do Norte. Founded in 1996, lVlA provides lT solutions including system development, maintenance, consulting and project management services to clients in different sectors such as Financial Services, Transportation, Retail, Healthcare, Consumer Goods and Manufacturing in Brazil.

lVlA’s localtalent and long-standing relationships combined with Wipro’s global expertise will help expand the geographical footprint in Brazil. The acquisition will also help Wipro set up delivery centres in the North East of Brazil leveraging lVlA’s workforce.

Wipro has a significant presence in Latin America with offices across five countries in the region - Brazil, Mexico, Chile, Colombia and Costa Rica. ln Brazil, Wipro has a vision to grow the operations by bringing the best of its global experience to the local market and becoming a partner of choice as an end-to-end lT services provider. This acquisition is another significant step towards Wipro’s commitment to this region.

“We welcome employees of lVlA to the Wipro family. They bring with them unique strengths and experience that will be of immense benefit to Wipro. We continue to make strategic investments in this region and this acquisition will help Wipro address the needs of clients across multiple verticals. Wipro’s digital capabilities combined with lVlA’s strengths will maximize benefits for clients,” said Mukund Seetharaman, Vice President and Head of LATAM, Wipro Limited.

Welcoming the acquisition, Alexandre Menezes, Founder and Chief Marketing Officer, lVlA Serviços de lnformática Ltda said, “We are excited about what Wipro and lVlA can deliver jointly to clients, transform communities and leverage information technology to empower people. Wipro’s fast-growing presence in the region, digital transformation capabilities, its global customer portfolio and delivery model will help our talent and customers immensely.”

With continuous investment in quality and process, lVlA is one of the few Brazilian companies that has an ISO 9001, MPS.BR and CMMI rating, and has been elected, for the tenth consecutive year, as one of the best companies to work for in Brazil, according to the Great Place to Work ®.

The acquisition is subject to customary closing conditions and is likely to be completed in the quarter ending September 30.

About Wipro Limited

Wipro Limited (NYSE: WlT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business-better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 180,000 serving clients across 6 continents. For more information, please visit www.wipro.com

About lVlA

lVlA is a company specialized in information technology that develops solutions to improve and expand the business of its customers,

either by reducing costs, increasing productivity or generating innovation. Gathering more than 750 professionals, lVlA has an excellent technical staff and specialized consultants, as it knows that its main asset is intellectual capability. lts social responsibility begins within the company, where talents are valued, respected and compensated, creating an atmosphere of constant collaboration and creativity.

As a contemporary company, lVlA is concerned with technological innovations as well as its role in society. lts growth is associated with the commitment to broadly transform the context in which it operates, always seeking to positively impact its employees, customers and partners. For more information, visit www.ivia.com.br

Wipro Media Contacts: Vipin Nair vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are fonruard-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in lT services, our ability to maintain our cost advantage, wage increases in lndia, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside lndia, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral fonuard-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of lndia (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1	Target Name	IVIA Serviços De lnformática Ltda (“IVIA”)

2	Related party transaction	No

3	lndustry of Target entity	IT Services provider in Brazil

4	Acquisition objectives

IVIA’s local talent and long-standing relationships combined with Wipro’s global expertise will help expand our geographical footprint in Brazil. The acquisition will also help Wipro set up delivery centres in the North East of Brazil leveraging IVIA’s workforce.

Wipro has a significant presence in Latin America with offices across five countries in the region - Brazil, Mexico, Chile, Colombia and Costa Rica. ln Brazil, Wipro has a vision to grow the operations by bringing the best of its global experience to the local market and becoming a partner of choice as an end-to-end IT services provider. This acquisition is another significant step towards Wipro’s commitment to this region.

5	Government & regulatory Approval required	None

6	Time period for completion	The transaction is expected to be completed during the quarter ending September 30, 2020, subject to customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	US$ 22.4 Million (USD Twenty Two Million Four Hundred Thousand)

9	Shares acquired	100%

10	Target Information	lVlA is headquartered in the Northeast of Brazil, with offices in Fortaleza-Ceará, Recife-Pernambuco and Natal-Rio Grande do Norte. Founded in 1996, IVIA provides IT solutions including system development, maintenance, consulting and project management services to clients in different sectors such as Financial Services, Transportation, Retail, Healthcare, Consumer Goods and Manufacturing in Brazil. IVIA is privately held and has a workforce of around 722 employees (December 2019). Last three years’ reported revenues (net) (year-ended 31 December): US$ 10.1 Mn (CY17), US$12.1 Mn (CY18), US$ 13.5 Mn (CY19)

The purchase consideration and revenue numbers stated above have been translated from Brazilian Real (BRL) to United States Dollar (US$) at the foreign exchange rate of 7 US$= BRL 5.3553